SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 7, 2014

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Gabriel Eckstein, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Momo Inc.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted October 20, 2014
CIK No. 0001610601
Response to the Staff’s Comment Letter Dated October 31, 2014

Dear Ms. Jacobs, Mr. Crispino, Mr. Eckstein, Mr. Krikorian and Mr. Rohn:

On behalf of our client, Momo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 31, 2014. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR. To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on October 20, 2014, and two copies of the exhibits filed with the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition, the Company encloses as Annex I to this letter the relevant portions, including translations of key excerpts, of the industry and market data from Analysys International supporting certain updated statements in the Industry section of the Registration Statement.

Notes to Consolidated Financial Statements

Note 10. Ordinary Shares, page F-28

1.	Your disclosure on page F-29 indicates that as of December 31, 2012 and 2013, there were 147,000,000 ordinary shares issued and outstanding of which 94,937,500 and 58,187,500 were nonvested restricted shares, respectively. Please expand your disclosures to clarify if these nonvested restricted shares have dividend rights.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages F-29 and F-63 of the Registration Statement to clarify that the nonvested restricted shares have dividend rights.

Note 13. Net Loss Per Share, page F-35

2.	Your table appears to show that you used 147,000,000 ordinary shares in your calculation of basic earnings per share for the years ended December 31, 2012 and 2013, respectively. We further note your disclosure on page F-29 that of these ordinary shares issued and outstanding, a portion are nonvested restricted shares. Please clarify. If true, provide us with the guidance that you considered to include nonvested restricted shares in your basic earnings per share calculation. Refer to FASB ASC 260.

The Company respectfully advises the Staff that all the nonvested restricted shares and vested outstanding ordinary shares are held proportionately by the four founders as disclosed in Note 10 to the consolidated financial statements. With respect to the nonvested restricted shares, the founders are able to exercise all rights and privileges consistent with a holder of ordinary shares of the Company and are also entitled to nonforfeitable right to receive dividends and are equally obliged to share in the Company’s losses. The repurchase right of nonvested restricted shares will be terminated upon the satisfaction of the vesting condition. Given that the holders of both nonvested restricted shares and vested outstanding ordinary shares are held by the same group of shareholders and have the same rights, privileges and obligations to the Company, the Company combined the shares together in the calculation of basic loss per share.

2

In response to the Staff’s comment, the Company has revised the disclosure to in accordance with the two class method prescribed by ASC260-10-45-61A. The Company respectfully advises the Staff that the effect of this change is not material as the basic and diluted loss per share ordinary share does not change, as the founders each hold a proportionate amount of nonvested restricted shares. The Company has revised the disclosure in footnote 13 to i) separately disclose the net loss attributable to the ordinary shares and ii) exclude the nonvested ordinary shares from the weighted average number of ordinary shares outstanding for the calculation of basic and diluted loss per ordinary share. The Company has revised the disclosures on pages 9, 58, F-5, F-35 and F-49 and also add the presentation of the earnings per nonvested restricted share and vested outstanding share in F-36, F-70 and F-71 of the Registration Statement to its historical financial statements pursuant to the requirement of ASC260-10-45-61A in response to the Staff’s comments.

Exhibit Index, page II-8

Exhibit 5.1

3.	It is inappropriate to limit the meaning of “non-assessable” with the language in parenthesis that you include in the first paragraph on page 3 of the opinion. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011). Please file a revised opinion that omits this limitation.

The Company respectfully advises the Staff that the Company has been advised by its Cayman Islands legal counsel, Maples and Calder, that the term “non-assessable” is not a term of art as a matter of Cayman Islands law. Maples and Calder has advised the Company that the paragraph (including the language in the parenthesis) is a statement of the Cayman Islands legal position, and need be included where Maples and Calder is giving an opinion that shares have been issued as “non-assessable.”

Exhibit 99.2

4.	Refer to the first paragraph on page 3 of your opinion. Please file a revised opinion that clearly identifies the portions of your registration statement containing the opinions of Han Kun Law Offices and that states that such disclosures are the opinions of Han Kun Law Offices.

In response to the Staff’s comment, the Company has filed a revised opinion letter issued by Han Kun Law Offices as exhibit 99.2.

*        *        *

3

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jeffrey Fu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7159 or via email at jfu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yan Tang, Chief Executive Officer, Momo Inc.
Jonathan Xiaosong Zhang, Chief Financial Officer, Momo Inc.
Jeffrey Fu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Zhang, Partner, Kirkland & Ellis International LLP

Annex I

Item	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document
A.	Mobile social IM is the most popular activity among mobile internet users in China. According to Analysys, mobile social IM applications ranked the highest among all mobile applications in China in terms of the average number of times each user opens the application per day in the third quarter of 2014, followed by typing method applications and mobile security applications.	87	Analysys Report	53

B.

According to Analysys, Weixin, Mobile QQ and Momo ranked as the top three mobile social IM applications in China in terms of average MAUs, average DAUs and daily average length of usage per user in the third quarter of 2014; and Momo ranked No. 2, after Weixin, in terms of the average number of times each user opens the application per day during the same period.

According to Analysys, Momo ranked No. 2 among all mobile social IM applications in China in the third quarter of 2014, immediately after Weixin, in terms of the average number of times each user opens the application per day, and Momo ranked No. 3, immediately after Weixin and Mobile QQ, in terms of average MAUs, average DAUs and daily average length of usage per user during the same period.

		87, 91	Analysys Report	54

C.

According to Analysys, Weixin, Mobile QQ and Momo ranked as the top three mobile social IM applications in China in terms of average MAUs, average DAUs and daily average length of usage per user in the third quarter of 2014; and Momo ranked No. 2, after Weixin, in terms of the average number of times each user opens the application per day during the same period.

According to Analysys, Momo ranked No. 2 among all mobile social IM applications in China in the third quarter of 2014, immediately after Weixin, in terms of the average number of times each user opens the application per day, and Momo ranked No. 3, immediately after Weixin and Mobile QQ, in terms of average MAUs, average DAUs and daily average length of usage per user during the same period.

		87, 91	Analysys Report	55

D.

According to Analysys, Weixin, Mobile QQ and Momo ranked as the top three mobile social IM applications in China in terms of average MAUs, average DAUs and daily average length of usage per user in the third quarter of 2014; and Momo ranked No. 2, after Weixin, in terms of the average number of times each user opens the application per day during the same period.

According to Analysys, Momo ranked No. 2 among all mobile social IM applications in China in the third quarter of 2014, immediately after Weixin, in terms of the average number of times each user opens the application per day, and Momo ranked No. 3, immediately after Weixin and Mobile QQ, in terms of average MAUs, average DAUs and daily average length of usage per user during the same period.

	87, 91	Analysys Report	56

E.

According to Analysys, Weixin, Mobile QQ and Momo ranked as the top three mobile social IM applications in China in terms of average MAUs, average DAUs and daily average length of usage per user in the third quarter of 2014; and Momo ranked No. 2, after Weixin, in terms of the average number of times each user opens the application per day during the same period.

According to Analysys, Momo ranked No. 2 among all mobile social IM applications in China in the third quarter of 2014, immediately after Weixin, in terms of the average number of times each user opens the application per day, and Momo ranked No. 3, immediately after Weixin and Mobile QQ, in terms of average MAUs, average DAUs and daily average length of usage per user during the same period.

	87, 91	Analysys Report	56

2

中国移动社交即时通讯市场专题研究 2014 2014 年 10 月

表 4-1 2014Q3 不同类别应用使用情况排名

排名	安装率	激活率	渗透率	人均单日启动次数	人均单次使用时长	人均单日使用时长
1	移动 IM	移动 IM	移动 IM	移动 IM	移动阅读	综合视频
2	应用商店	单机游戏	应用商店	手机输入法	综合视频	移动阅读
3	手机输入法	浏览器	单机游戏	手机安全	浏览器	移动 IM
4	浏览器	手机输入法	浏览器	综合视频	网络游戏	单机游戏
5	单机游戏	综合视频	综合视频	单机游戏	单机游戏	新闻资讯
6	综合视频	应用商店	移动购物	SNS	微博	浏览器
7	手机安全	手机安全	新闻资讯	移动阅读	移动购物	移动购物
8	移动阅读	移动音乐	移动音乐	移动购物	地图导航	网络游戏
9	移动音乐	移动阅读	移动阅读	移动音乐	手机安全	手机安全
10	地图导航	新闻资讯	手机安全	新闻资讯	移动音乐	手机输入法

来源：易观智库 2014

易观数据显示，2013 年中国移动 IM 时长累计账户数达到 16.9 亿，相比 2012 年增长 67.3%，增长速度达到顶峰，预计 2014 年到 2017 年，增长将趋于平稳化。

See following page for translation

(A)

53

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Translation of select excerpts

Item A. Analysys Report (page 53)

Table 4-1 2014 Q3 Ranking of Different Categories of Applications by Usage

Ranking	Average number of times each user opens the applications per day
1	Mobile instant messaging

2	Mobile typing method

3	Mobile security

4	Mobile video

5	Single-player game

6	SNS

7	Mobile reading

8	Mobile shopping

9	Mobile music

10	News

中国移动社交即时通讯市场专题研究 2014 2014 年 10 月

2011-2017中国移动IM市场累计账户数及预测
累计账户数（亿）
增长率
6.3
10.1
16.9
23.8
29.6
33.2
36.9
60.3%
67.3%
40.8%
24.4%
12.2%
11.1%
2011
2012
2013
2014（F）
2015（F）
2016（F）
2017（F）
来源：易观国际 · 易观智库 · 中国互联网商情
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4-10 2011-2017 中国移动 IM 市场累计账户数及预测

- 中国排名领先的移动社交即时通讯应用

移动社交即时通讯应用平均 DAU、MAU 排名

Table 4-1 Ranking of Mobile Social Instant Messaging Applications by Average MAUs (Q3 2014)

根据易观智库中国数字消费者用户雷达监测数据显示，2014 年第 3 季度 QQ、微信、陌陌平均日活跃用户数量、平均月活跃用户数量均稳居前三位，表现尤为突出。

表 4-1 2014 年第 3 季度移动社交即时通讯应用平均 MAU 排名

Ranking / Application

排名	应用
1	微信
2	QQ
3	陌陌
4	YY
5	ChatON
6	易信
7	飞信
8	LINE
9	有信
10	来往
11	米聊

Weixin
QQ
Momo

B

来源：易观国际 · 易观智库 · 中国数字消费者用户雷达

Source: Analysys International • www.enfodesk.com • China Digital Consumer Radar

54

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中国移动社交即时通讯市场专题研究 2014 2014 年 10 月

Table 4-2 Ranking of Mobile Social Instant Messaging Applications by Average DAUs (Q3 2014)

表 4-2 2014 年第 3 季度移动社交即时通讯应用平均 DAU 排名

排名 (Ranking)	应用	Applications
1	微信	Weixin
2	QQ	QQ
3	陌陌	Momo
4	LINE	
5	YY	
6	易信	
7	飞信	
8	有信	
9	ChatON	
10	来往	
11	米聊	

来源：易观国际 • 易观智库 • 中国数字消费者用户雷达

Source: Analysys International • www.enfodesk.com China Digital Consumer Radar

(C)

55

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中国移动社交即时通讯市场专题研究 2014　　2014 年 10 月

Table 4-3 Ranking of Mobile Social Instant Messaging Applications by Average Number of Times Each User Opens the Applications per Day (Q3 2014)

表 4-3 2014 年第 3 季度移动社交即时通讯应用人均单日启动次数排名

排名 (Ranking)	应用	Applications
1	微信	Weixin
2	陌陌	Momo
3	QQ	QQ
4	米聊	
5	YY	
6	易信	
7	LINE	
8	有信	
9	飞信	
10	来往	
11	ChatON	

(D)

Source: Analysys International • www.enfodesk.com • China Digital Consumer Radar

来源：易观国际 • 易观智库 • 中国数字消费者用户雷达

Table 4-4 Ranking of Mobile Social Instant Messaging Applications by Daily Average Length of Usage per User (Q3 2014)

表 4-4 2014 年第 3 季度移动社交即时通讯应用人均单日使用时长排名

排名 (Ranking)	应用	Applications
1	微信	Weixin
2	QQ	QQ
3	陌陌	Momo
4	米聊	
5	YY	
6	LINE	
7	有信	
8	易信	
9	来往	
10	飞信	
11	ChatON	

(E)

Source: Analysys International • www.enfodesk.com • China Digital Consumer Radar

来源：易观国际 • 易观智库 • 中国数字消费者用户雷达

- 移动社交通讯应用用户认知度排名

根据易观市场调研数据显示，品牌认知排名靠前的移动社交即时通讯应用中，听过 QQ 的用户数在总体调研样本中占比达到 99.69%，听说过微信的占比 96.62%，听说过陌陌的占比 58.77%，听说过飞信的占比 57.23%。总体来看，QQ、微信、陌陌、飞信等品牌认知度相对较高。

56

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